UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011.

Commission File Number 333-170434

Sumitomo Mitsui Trust Holdings, Inc.

(Translation of registrant’s name into English)

9-2, Marunouchi, 1-chome

Chiyoda-ku, Tokyo 100-6611

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This report on Form 6-K contains the following:

Suspension of Listing Process of a Subsidiary of Sumitomo Mitsui Trust Holdings, Inc. and Cancellation of Secondary Offering of the Subsidiary’s Shares Held by The Sumitomo Trust and Banking Co., Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Trust Holdings, Inc.

Date: December 2, 2011	By:	/s/ Tadashi Nishimura
	Name:	Tadashi Nishimura
	Title:	Executive Officer

December 2, 2011

To whom it may concern

Sumitomo Mitsui Trust Holdings, Inc.

(Securities Code: 8309 TSE, OSE, NSE)

The Sumitomo Trust and Banking Co., Ltd.

Suspension of Listing Process of a Subsidiary of Sumitomo Mitsui Trust Holdings, Inc.

and Cancellation of Secondary Offering of the Subsidiary’s Shares

Held by The Sumitomo Trust and Banking Co., Ltd.

On November 16, 2011, Sumitomo Mitsui Trust Holdings, Inc. (President: Kazuo Tanabe; hereinafter “SMTH”) and The Sumitomo Trust and Banking Co., Ltd. (Chairman of the Board and President: Hitoshi Tsunekage; hereinafter “STB”) announced that with the listing approval by Tokyo Stock Exchange, Inc. (hereinafter “TSE”) of common shares of Nikko Asset Management Co., Ltd. (hereinafter “Nikko Asset Management”), which is a consolidated subsidiary of SMTH, a secondary offering of a part of the common shares of Nikko Asset Management held by STB would be made in and outside Japan.

However, considering comprehensively the current stock market and other factors, which result from unexpected changes in the market conditions accompanied by a further escalation of the European sovereign debt crisis, the board of directors of Nikko Asset Management resolved today to cancel the secondary offering of its shares and to request TSE to suspend the listing process, and the board of directors of STB also resolved to cancel the secondary offering of Nikko Asset Management’s shares.

End.

For further information, please contact:

IR Office, Sumitomo Mitsui Trust Holdings, Inc.
Telephone: +81-3-3286-8354
Facsimile: +81-3-3286-4654

Note:	This press release has been prepared for the sole purpose of public announcement relating to the cancellation of secondary offering accompanied by the listing of common shares of Nikko Asset Management Co., Ltd. held by The Sumitomo Trust and Banking Co., Ltd., and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. This press release is not an offer of securities for sale in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Cautionary Statement Regarding Forward-Looking Statements

This material contains forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995) regarding our intent, belief or current expectations in respect to our future financial conditions, operating results and overall management. These forward-looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future”, or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Such forward-looking statements are not guarantees of future performance and actual results may differ, owing to risks and uncertainties, including without limitation: (1) potential difficulties in integrating the management and business operations of our subsidiaries; (2) our ability to successfully execute our group business strategies; and (3) unanticipated events that result in an increase in our credit costs and a deterioration in the quality of our group companies’ loan portfolios. Given such risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the release date of this material. We undertake no obligation to update or revise any forward-looking statements. In addition to this material, please refer to our most recently disclosed documents, such as our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, or press releases we have issued, for a more detailed description of matters that may affect our financial condition and operating results.